United States securities and exchange commission logo





                 October 25, 2022

       Marc Angell
       Chief Executive Officer
       Marquie Group, Inc.
       7901 4th Street North, Suite 4000
       St. Petersburg, FL 33702-4305

                                                        Re: Marquie Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 21,
2022
                                                            File No. 333-267970

       Dear Marc Angell:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X.
       Also, indicate on the signature page, if true, that Mr. Angell is also signing in his capacity as
       Chief Accounting Officer or Controller. Refer to Instruction 1 to Signatures on Form S-1.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any questions.





                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              John Thomas